CUSIP No. 028884104	SCHEDULE 13D	Page 1 of 23

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

ALLIANCE BANCORP, INC. OF PENNSYLVANIA
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
018921106
(CUSIP Number)

Mr. Joseph Stilwell
111 Broadway, 12th Floor
New York, New York 10006
Telephone:  (212) 269-5800

with a copy to:
Spencer L. Schneider, Esq.
70 Lafayette Street, 7th Floor
New York, New York 10013
Telephone:  (212) 233-7400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 18, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 028884104	SCHEDULE 13D	Page 2 of 23

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) STILWELL VALUE PARTNERS VI, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 534,027
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 534,027
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 534,027
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.75%
14		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 028884104	SCHEDULE 13D	Page 3 of 23

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) STILWELL ASSOCIATES, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 534,027
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 534,027
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 534,027
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.75%
14		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 028884104	SCHEDULE 13D	Page 4 of 23

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) STILWELL PARTNERS, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 534,027
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 534,027
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 534,027
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.75%
14		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 028884104	SCHEDULE 13D	Page 5 of 23

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) STILWELL OFFSHORE LTD.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 028884104	SCHEDULE 13D	Page 6 of 23

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) STILWELL VALUE LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 534,027
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 534,027
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 534,027
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.75%
14		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 028884104	SCHEDULE 13D	Page 7 of 23

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) STILWELL MANAGEMENT LLC.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 028884104	SCHEDULE 13D	Page 8 of 23

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JOSEPH STILWELL
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 534,027
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 534,027
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 534,027
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.75%
14		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 028884104	SCHEDULE 13D	Page 9 of 23

Item 1.  Security and Issuer

This is the fourth amendment (this "Fourth Amendment") to the original Schedule 13D, which was filed on March 12, 2009 (the "Original Schedule 13D"), amended on April 8, 2009 ("First Amendment"), amended on August 9, 2010 ("Second Amendment"), and amended on September 16, 2010 ("Third Amendment").  This Fourth Amendment is filed jointly by Stilwell Value Partners VI, L.P., a Delaware limited partnership ("Stilwell Value Partners VI"); Stilwell Associates, L.P., a Delaware limited partnership ("Stilwell Associates"); Stilwell Partners, L.P., a Delaware limited partnership ("Stilwell Partners"); Stilwell Offshore Ltd., a Cayman Islands company ("Stilwell Offshore"); Stilwell Value LLC, a Delaware limited liability company ("Stilwell Value LLC"), and the general partner of Stilwell Value Partners VI and Stilwell Associates; Stilwell Management LLC, a Delaware limited liability company ("Stilwell Management") and manager of Stilwell Offshore under a managing agreement; and Joseph Stilwell, the managing member of and owner of more than 99% of the equity in Stilwell Value LLC, as well as the general partner of Stilwell Partners.  All the filers of this statement are collectively referred to herein as the "Group."

This statement relates to the common stock, par value $0.01 per share ("Common Stock"), of Alliance Bancorp, Inc. of Pennsylvania (the "Issuer").  The address of the principal executive offices of the Issuer is 541 Lawrence Road, Broomall, Pennsylvania 19008.  The amended joint filing agreement of the members of the Group is attached as Exhibit 3.

Item 2.  Identity and Background

(a)-(c)  This statement is filed by Joseph Stilwell with respect to the shares of Common Stock beneficially owned by Joseph Stilwell, including shares of Common Stock held in the names of Stilwell Value Partners VI, Stilwell Associates, Stilwell Partners and Stilwell Offshore, in Joseph Stilwell's capacities as the general partner of Stilwell Partners and the managing member and 99% owner of Stilwell Value LLC, which is the general partner of Stilwell Value Partners VI and Stilwell Associates, and as the managing and sole member of Stilwell Management, which is the manager of Stilwell Offshore.

The business address of Stilwell Value Partners VI, Stilwell Associates, Stilwell Partners, Stilwell Value LLC, and Joseph Stilwell is 111 Broadway, 12th Floor, New York, New York 10006.  The business address of Stilwell Offshore and Stilwell Management is 315 Clocktower Commons, Brewster, New York 10508.

The principal employment of Joseph Stilwell is investment management.  Stilwell Value Partners VI, Stilwell Associates and Stilwell Partners are private investment partnerships engaged in the purchase and sale of securities for their own accounts.  Stilwell Offshore is a company formed under the laws of the Cayman Islands engaged in the purchase and sale of securities for its own account.  Stilwell Value LLC is in the business of serving as the general partner of Stilwell Value Partners VI, Stilwell Associates, and related partnerships.  Stilwell Management is in the business of serving as manager of Stilwell Offshore.

(d)  During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

CUSIP No. 028884104	SCHEDULE 13D	Page 10 of 23

(f)  Joseph Stilwell is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

The amount of funds expended to date by Stilwell Value Partners VI to acquire the shares of Common Stock is $5,070,014.45.  As of the date of this Fourth Amendment, Stilwell Value Partners VI holds 482,322 shares of Common Stock in its name.  Such funds were provided from Stilwell Value Partners VI's working capital and, from time to time, in part by margin account loans from subsidiaries of Fidelity Brokerage Services LLC extended in the ordinary course of business.

The amount of funds expended to date by Stilwell Associates to acquire the shares of Common Stock is $1,619,026.42.  As of the date of this Fourth Amendment, Stilwell Associates holds 1,705 shares of Common Stock in its name.  Such funds were provided from Stilwell Associates' working capital and, from time to time, in part by margin account loans from subsidiaries of JP Morgan Chase & Co. and Morgan Stanley extended in the ordinary course of business.

The amount of funds expended to date by Stilwell Partners to acquire the shares of Common Stock is $556,106.50.  As of the date of this Fourth Amendment, Stilwell Partners holds 50,000 shares of Common Stock.  Such funds were provided from Stilwell Partners' working capital and, from time to time, in part by margin account loans from subsidiaries of Fidelity Brokerage Services LLC extended in the ordinary course of business.

The amount of funds expended to date by Stilwell Offshore to acquire the shares of Common Stock is $113,183.63.  As of the date of this Fourth Amendment, Stilwell Offshore does not hold any shares of Common Stock.  Such funds were provided from Stilwell Offshore's working capital and, from time to time, in part by margin account loans from subsidiaries of Morgan Stanley extended in the ordinary course of business.

All purchases of shares of Common Stock made by the Group using funds borrowed from JP Morgan Chase & Co., Fidelity Brokerage Services LLC, or Morgan Stanley, if any, were made in margin transactions on their usual terms and conditions.  All or part of the shares of Common Stock owned by members of the Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Group.  Such loans generally bear interest at a rate based on the broker's call rate from time to time in effect.  Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

Item 4.  Purpose of Transaction

Our purpose in acquiring shares of Common Stock of the Issuer is to profit from the appreciation in the market price of the shares of Common Stock through asserting shareholder rights.  We do not believe the value of the Issuer's assets is adequately reflected in the current market price of the Issuer's Common Stock.  We hope to work with the Issuer's management to maximize shareholder value.

CUSIP No. 028884104	SCHEDULE 13D	Page 11 of 23

The Group is filing this Fourth Amendment to report the acquisition of additional shares of the new outstanding Common Stock of the Issuer.  We supported the Issuer’s second-step offering.  Following the second-step conversion, we have increased our stake with the belief that shareholders and the Issuer will do well if management focuses on profitability.  We will encourage management and the board to pay dividends to shareholders and repurchase shares of outstanding Common Stock with excess capital, and will support them if they do so.  We encourage management’s efforts to improve asset quality.  We oppose using excess capital to "bulk up" on securities or to rapidly increase the loan portfolio.  We oppose rapid growth through the acquisition of financial institutions.  We will support only a gradual increase in the branch network.  If the Issuer pursues any action that dilutes tangible book value per share, we will aggressively seek board representation.

Since 2000, affiliates of the Group have filed Schedule 13Ds to report greater than five percent positions in 21 other publicly traded companies.  For simplicity, these affiliates are referred to as the "Group", "we", "us", or "our."  In each instance, our purpose has been to profit from the appreciation in the market price of the shares we held by asserting shareholder rights.  In each situation, we believed that the values of the companies' assets were not adequately reflected in the market prices of their shares.  The filings are described below.

On May 1, 2000, we filed a Schedule 13D to report a position in Security of Pennsylvania Financial Corp. ("SPN").  We scheduled a meeting with senior management to discuss ways to maximize the value of SPN's assets.  On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced SPN's acquisition.  We then sold our shares on the open market.

On July 7, 2000, we filed a Schedule 13D to report a position in Cameron Financial Corporation ("Cameron").  We exercised our shareholder rights by, among other things, requesting that Cameron management hire an investment banker, demanding Cameron's list of shareholders, meeting with Cameron's management, demanding that Cameron invite our representatives to join the board, writing to other Cameron shareholders to express our dismay with management's inability to maximize shareholder value and publishing that letter in the local press.  On October 6, 2000, Cameron announced its sale to Dickinson Financial Corp., and we sold our shares on the open market.

On January 4, 2001, following the announcement by Community Financial Corp. ("CFIC") of the sale of two of its four subsidiary banks and its intention to sell one or more of its remaining subsidiaries, we filed a Schedule 13D to report our position.  We reported that we acquired CFIC stock for investment purposes.  On January 25, 2001, CFIC announced the sale of one of its remaining subsidiaries.  We then announced our intention to run an alternate slate of directors at the 2001 annual meeting if CFIC did not sell the remaining subsidiary by then.  On March 27, 2001, we wrote to CFIC confirming that CFIC had agreed to meet with one of our proposed nominees to the board.  On March 30, 2001, before our meeting took place, CFIC announced its merger with First Financial Corporation, and we sold our shares on the open market.

On February 23, 2001, we filed a Schedule 13D to report a position in Montgomery Financial Corporation ("Montgomery").  On April 20, 2001, we met with Montgomery's management, and suggested that they maximize shareholder value by selling the institution.  We also informed management that we would run an alternate slate of directors at the 2001 annual meeting unless Montgomery were sold.  Eleven days after we filed our Schedule 13D, however, Montgomery's board amended its bylaws to make it more difficult for us to run an alternate slate by limiting the pool of potential nominees to local persons with a banking relation and shortening the deadline to nominate an alternate slate.  We located qualified nominees under the restrictive bylaw provisions and noticed our slate within the deadline.  On June 5, 2001, Montgomery announced that it had hired a banker to explore a sale.  On July 24, 2001, Montgomery announced its merger with Union Community Bancorp.

CUSIP No. 028884104	SCHEDULE 13D	Page 12 of 23

On June 14, 2001, we filed a Schedule 13D reporting a position in HCB Bancshares, Inc. ("HCBB").  On September 4, 2001, we reported that we had entered into a standstill agreement with HCBB, under which HCBB agreed to: (a) add a director selected by us, (b) consider conducting a Dutch tender auction, (c) institute annual financial targets, and (d) retain an investment banker to explore alternatives if it did not achieve the financial targets.  On October 22, 2001, our nominee, John G. Rich, Esq., was named to the board.  On January 31, 2002, HCBB announced a modified Dutch tender auction to repurchase 20% of its shares.  Although HCBB's outstanding share count decreased by 33% between the filing of our original Schedule 13D and August 2003, HCBB did not achieve the financial target.  On August 12, 2003, HCBB announced it had hired a banker to assist in exploring alternatives for maximizing shareholder value, including a sale.  On January 14, 2004, HCBB announced its sale to Rock Bancshares Inc. and we sold our shares on the open market.

On December 15, 2000, we filed a Schedule 13D reporting a position in Oregon Trail Financial Corp. ("OTFC").  In January 2001, we met with the management of OTFC to discuss our concerns that management was not maximizing shareholder value, and we proposed that OTFC voluntarily place our nominees on the board.  OTFC rejected our proposal, and we announced our intention to solicit proxies to elect a board nominee.  We demanded OTFC's shareholder list, but it refused.  We sued OTFC in Baker County, Oregon, and the court ruled in our favor and sanctioned it.  We also sued two OTFC directors alleging that one had violated OTFC's residency requirement and that the other had committed perjury.  Both suits were dismissed pre-trial but we filed an appeal in one suit and were permitted to re-file the other suit in state court.  On August 16, 2001, we started soliciting proxies to elect Kevin D. Padrick, Esq. to the board.  We argued in our proxy materials that OTFC should have repurchased its shares at prices below book value.  OTFC announced the hiring of an investment banker.  Then, the day after the 9/11 attacks, OTFC sued us in Portland, Oregon and moved to invalidate our proxies; the court denied the motion and the election proceeded.

On October 12, 2001, OTFC's shareholders elected our candidate by a 2-1 margin.  In the five months after the filing of our first proxy statement (i.e., from August 1, 2001 through December 31, 2001), OTFC repurchased approximately 15% of its shares.  On March 12, 2002, we entered into a standstill agreement with OTFC.  OTFC agreed to:  (a) achieve annual targets for return on equity, (b) reduce their current capital ratio, (c) obtain advice from an investment banker regarding annual 10% stock repurchases, (d) re-elect our director to the board, (e) reimburse a portion of our expenses, and (f) withdraw their lawsuit.  On February 24, 2003, OTFC and FirstBank NW Corp. announced their merger, and we sold substantially all of our shares on the open market.

On November 25, 2002, we filed a Schedule 13D reporting a position in American Physicians Capital, Inc. ("ACAP").  The Schedule 13D disclosed that on January 18, 2002, Michigan's insurance department had approved our request to solicit proxies to elect two directors to ACAP's board.  On January 29, 2002, we noticed our intention to nominate two directors at the 2002 annual meeting.  On February 20, 2002, we entered into a three-year standstill agreement with ACAP, providing for ACAP to add our nominee, Spencer L. Schneider, Esq., to its board.  ACAP also agreed to consider using a portion of its excess capital to repurchase ACAP's shares in each of the fiscal years 2002 and 2003 so that its outstanding share count would decrease by 15% for each of those years.  In its 2002 fiscal year, ACAP repurchased 15% of its outstanding shares; these repurchases were highly accretive to per-share book value.  On November 6, 2003, ACAP announced a reserve charge and that it would explore options to maximize shareholder value.  It also announced that it would exit the healthcare and workers' compensation insurance businesses.  ACAP then announced that it had retained Sandler O'Neill & Partners, L.P., to assist the board.  On December 2, 2003, ACAP announced the early retirement of its President and CEO.  On December 23, 2003, ACAP named R. Kevin Clinton its new President and CEO.  On June 24, 2004, ACAP announced that it had decided that the best means to maximize shareholder value would be to shed non-core businesses and focus on its core business line in its core markets.  We increased our holdings in ACAP, and we announced that we intended to seek additional board representation.  On November 10, 2004, ACAP invited Mr. Stilwell to sit on the board, and we entered into a new standstill agreement.  This agreement was terminated in November 2007, with our nominees remaining on ACAP's board.  On May 8, 2008, our nominees were re-elected to three-year terms expiring in 2011.  On passage of federal healthcare legislation in 2010, ACAP became concerned about the fundamentals of its business and promptly acted to assess its strategic alternatives.  On October 22, 2010, ACAP was acquired by The Doctors Company.

CUSIP No. 028884104	SCHEDULE 13D	Page 13 of 23

On June 30, 2003, we filed a Schedule 13D reporting a position in FPIC Insurance Group, Inc. ("FPIC").  On August 12, 2003, Florida's insurance department approved our request to hold more than 5% of FPIC's shares, to solicit proxies to hold board seats, and to exercise shareholder rights.  On November 10, 2003, FPIC invited our nominee, John G. Rich, Esq., to join the board and we signed a confidentiality agreement.  On June 7, 2004, we disclosed that because FPIC's management had taken steps to increase shareholder value and because its market price increased and reflected fair value in our estimation, we sold our shares on the open market, decreasing our holdings below five percent.  Our nominee was invited to remain on the board after we sold our stake.

On March 29, 2004, we filed a Schedule 13D reporting a position in Community Bancshares, Inc. ("COMB").  We disclosed our intention to meet with COMB's management and evaluate management's progress in resolving its regulatory issues, lawsuits, problem loans, and non-performing assets, and that we would likely support management if it effectively addressed COMB's challenges.  On November 21, 2005, we amended our Schedule 13D and stated that although we believed that COMB's management had made good progress, COMB's return on equity would likely remain below average for the foreseeable future, and it should therefore be sold.  On November 21, 2005, we also stated that if COMB did not announce a sale before our deadline to solicit proxies for the next annual meeting, we would solicit proxies to elect our own slate.  On January 6, 2006, we disclosed the names of our three board nominees.  On May 1, 2006, COMB announced its sale to The Banc Corporation, and we sold our shares on the open market.

On June 20, 2005, we filed a Schedule 13D reporting a position in Prudential Bancorp, Inc. of Pennsylvania ("PBIP").  Most of PBIP's shares are held by the Prudential Mutual Holding Company (the "MHC"), which is controlled by PBIP's board.  The MHC controls most corporate decisions coming up for a shareholder vote, such as the election of directors.  But regulations promulgated by the FDIC previously barred the MHC from voting on PBIP's management stock benefit plans, and PBIP's IPO prospectus indicated that the MHC would not vote on the plans.  We announced in August 2005 that we would solicit proxies to oppose adoption of the plans as a referendum to place Mr. Stilwell on the board.  PBIP decided not to put the plans up for a vote at the 2006 annual meeting.

CUSIP No. 028884104	SCHEDULE 13D	Page 14 of 23

In December 2005, we solicited proxies to withhold votes on the election of directors as a referendum to place Mr. Stilwell on the board.  At the 2006 annual meeting, 71% of PBIP's voting public shares were withheld from voting on management's nominees.

On April 6, 2006, PBIP announced that just after we had filed our Schedule 13D, it had secretly solicited a letter from an FDIC staffer (which it concealed from the public) that the MHC would be allowed to vote in favor of the plans.  PBIP also announced a special meeting to vote on the plans.  We alerted the Board of Governors of the Federal Reserve System (the "Fed") about this announcement, and PBIP was directed to seek Fed approval before adopting the plans.  On April 19, 2006, PBIP postponed the special meeting.  The Fed subsequently followed the FDIC's position in September 2006.  In December 2006, we solicited proxies to withhold votes on the election of PBIP's directors at the 2007 annual meeting.  At the meeting, 75% of PBIP's voting public shares were withheld.  Also during the annual meeting, PBIP's President and Chief Executive Officer, in response to a question posed by Mr. Stilwell, was unable to state the meaning of per share return on equity.  On March 7, 2007, we disclosed that we were publicizing the results of PBIP's elections and its directors' unwillingness to hold a democratic vote on the stock plans by placing billboard advertisements throughout Philadelphia.

In December 2007, we filed proxy materials for the solicitation of proxies to withhold votes on the election of PBIP's directors at the 2008 annual meeting of shareholders.  At the February 4, 2008 annual meeting, an average of 77% of PBIP's voting public shares withheld their votes.  Excluding shares held in PBIP's ESOP, an average of 88% of the voting public shares withheld their votes in this election.

On October 4, 2006, we sued PBIP, the MHC, and the directors of PBIP and the MHC in federal court in Philadelphia seeking an order to prevent the MHC from voting in favor of the plans.  On August 15, 2007, the court dismissed some claims, but sustained our cause of action against the MHC as majority shareholder of PBIP for breach of fiduciary duties.  Discovery proceeded and all the directors were deposed.  Both sides moved for summary judgment, but the court ordered the case to trial which was scheduled for June 2008.  On May 22, 2008, we voluntarily discontinued the lawsuit after determining that it would be more effective and appropriate to pursue the directors on a personal basis in a derivative action.  On June 11, 2008, we filed a notice to appeal certain portions of the lower court's August 15, 2007 order dismissing portions of the lawsuit.

We entered into a settlement agreement and an expense agreement with PBIP in November 2008 under which we agreed to support PBIP's stock benefit plans, drop our litigation and withdraw our shareholder demand, and generally support management, and, in exchange, PBIP agreed, subject to certain conditions, to repurchase up to 3 million of its shares (including shares previously purchased), reimburse a portion of our expenses, and either adopt a second step conversion or add our nominee who meets certain qualification requirements to its board if the repurchases were not completed by a specified time.

On March 5, 2010, we reported that our ownership in PBIP had dropped below 5 percent as a result of open market sales and sales of common stock to PBIP.

CUSIP No. 028884104	SCHEDULE 13D	Page 15 of 23

On January 19, 2006, we filed a Schedule 13D reporting a position in SCPIE Holdings Inc. ("SKP").  We announced we would run our slate of directors at the 2006 annual meeting and demanded SKP's shareholder list.  SKP initially refused to timely produce the list, but did so after we sued it in Delaware Chancery Court.  We engaged in a proxy contest at the 2006 annual meeting, but SKP's directors were elected.  On December 14, 2006, SKP agreed to place Mr. Stilwell on the board.  On October 16, 2007, Mr. Stilwell resigned from SKP's board after it approved a sale of SKP that Mr. Stilwell believed was an inferior offer.  We solicited shareholder proxies in opposition to the proposed sale; however, the sale was approved.

On July 27, 2006, we filed a Schedule 13D reporting a position in Roma Financial Corp. ("ROMA").  Nearly 70% of ROMA's shares are held by a mutual holding company (like PBIP) controlled by ROMA's board.  In April 2007, we engaged in a proxy solicitation at ROMA's first annual meeting, urging shareholders to withhold their vote from management's slate.  ROMA did not put their stock benefit plans up for a vote at that meeting.  We then met with ROMA management.  In the four months after ROMA became eligible to repurchase its shares, it promptly announced and substantially completed repurchases of 15% of its publicly held shares, which were accretive to shareholder value.  In our judgment, management came to understand the importance of proper capital allocation.  Based on ROMA management's prompt implementation of shareholder-friendly capital allocation plans, we supported management's adoption of stock benefit plans at the 2008 shareholder meeting.

On November 5, 2007, we filed a Schedule 13D reporting a position in Northeast Community Bancorp, Inc. ("NECB").  A majority of NECB's shares are held by a mutual holding company (like PBIP, NECB, WMPN and ROMA) controlled by NECB's board. We have presented a model stock benefit plan to management that we would support based on a vesting schedule that more closely aligns management's interests to shareholder returns. To date, management has not formally responded.  On July 1, 2010, we delivered a written demand to NECB demanding to inspect and copy NECB's shareholder list by July 14, 2010.  NECB refused to comply with the demand and placed conditions on compliance which we believe are not contained in the governing rule.  Therefore, on July 23, 2010, we filed a lawsuit against NECB in the United States District Court for the Southern District of New York entitled Stilwell Value Partners IV, L.P. v. Northeast Community Bancorp, Inc., 10 CV 5623 (WHP) seeking an order compelling compliance.  We also moved by order to show cause for a preliminary injunction compelling NECB to comply with our list demand.  On August 31, 2010, NECB produced the list of shareholders to us and we filed a dismissal of the lawsuit.  On January 14, 2011, we sent a letter to NECB's shareholders concerning lapses in management, corporate governance, and fiduciary duties owed to shareholders.

On May 23, 2008, we filed a Schedule 13D reporting a position in William Penn Bancorp, Inc. ("WMPN").  A majority of WMPN's shares are held by a mutual holding company (like PBIP, ROMA, MLVF and NECB) controlled by WMPN's board.  We hope to work with management in maximizing shareholder value.  We provided a PowerPoint presentation to management regarding our views on capital allocation.

On May 30, 2008, we filed a Schedule 13D reporting a position in Malvern Federal Bancorp, Inc. ("MLVF").  A majority of MLVF's shares are held by a mutual holding company (like PBIP, ROMA, NECB and WMPN) controlled by MLVF's board.  We hope to work with management in maximizing shareholder value.  On June 26, 2008, we provided a PowerPoint presentation to management regarding our views on capital allocation guidelines.  In recent months we have mailed four letters to MLVF's shareholders expressing our dissatisfaction with the company's management.  On October 26, 2010, we mailed a letter to MLVF demanding that it pursue a derivative action against its directors for breach of their fiduciary duties.

CUSIP No. 028884104	SCHEDULE 13D	Page 16 of 23

On November 7, 2008, we filed a Schedule 13D reporting a position in Kingsway Financial Services Inc. ("KFS").  We requested a meeting with its CEO and chairman to discuss ways to maximize shareholder value and minimize both operational and balance sheet risks, but the CEO was unresponsive.  We then requisitioned a special shareholder meeting to remove the CEO and chairman from the KFS board and replace them with our two nominees.  On January 7, 2009, we entered into a settlement agreement with KFS whereby, among other things, the CEO resigned from the KFS board and KFS expanded its board from nine to ten seats and appointed our nominees to fill the two vacant seats on the board.  By April 23, 2009, the board was reconstituted with just three of the original ten legacy directors remaining.  Also, Joseph Stilwell was appointed to fill the vacancy created by the resignation of one of our nominees, Larry G. Swets, Jr., and our other nominee, Spencer L. Schneider, was elected chairman of the board.  In addition, the CEO and CFO were fired for incompetence and insubordination.  By November 3, 2009, all of the legacy directors had resigned from the board.  On May 27, 2010, Mr. Stilwell and Mr. Schneider were re-elected to the board.  On June 1, 2010, Mr. Swets was appointed CEO.  During the time the Group has had board representation, KFS has sold non core assets, repurchased public debt at a discount to face value, sold a credit sensitive asset, disposed of its subsidiary Lincoln General, substantially reduced its expenses, and reduced other balance sheet and operations risks.

On December 29, 2008, we filed a Schedule 13D reporting a position in First Savings Financial Group, Inc. ("FSFG").  We met with management in New York.  FSFG announced a stock repurchase plan and began repurchasing its shares.  In December 2009, we reported that our beneficial ownership in the outstanding FSFG common stock had fallen below 5 percent.

On September 24, 2010, we filed a Schedule 13D reporting a position in FedFirst Financial Corporation ("FFCO").  We hope to work with management and the board to maximize shareholder value.

On October 8, 2010, we filed a Schedule 13D reporting a position in Wayne Savings Bancshares, Inc. ("WAYN").  We hope to work with management and the board to maximize shareholder value.

On October 18, 2010, we filed a Schedule 13D reporting a position in Standard Financial Corp. ("STND").  We hope to work with management and the board to maximize shareholder value.

On January 3, 2011, we filed a Schedule 13D reporting a position in Home Federal Bancorp, Inc. of Louisiana ("HFBL").  We hope to work with management and the board to maximize shareholder value.

Members of the Group may seek to make additional purchases or sales of shares of Common Stock. Except as described in this filing, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

CUSIP No. 028884104	SCHEDULE 13D	Page 17 of 23

Item 5.  Interest in Securities of the Issuer

The percentages used in this filing are calculated based on the number of outstanding shares of Common Stock, 5,474,710, reported as the approximate number of outstanding shares as of January 18, 2011, in the Issuer's Form 8-K filed with the Securities and Exchange Commission on January 11, 2011.  All purchases of shares of Common Stock reported herein were made in open-market transactions.  The Issuer completed a "second step" conversion of Alliance Mutual Holding Company.  Prices and share amounts for transactions occurring prior to the second step conversion have been adjusted to reflect the effects of the conversion.

(A)  Stilwell Value Partners VI

(a)       Aggregate number of shares beneficially owned:  534,027
Percentage:  9.75%

(b)       1.  Sole power to vote or to direct vote:  0
2.  Shared power to vote or to direct vote:  534,027
3.  Sole power to dispose or to direct the disposition:  0
4.  Shared power to dispose or to direct disposition:  534,027

(c)       Since the filing of the Third Amendment, Stilwell Value Partners VI purchased shares of Common Stock in the open market as follows:

Date	Number of Shares	Price Per Share	Total Purchase Price
09/15/2010	10,000	$7.25	$72,495
09/20/2010	1	$7.00	$7
10/7/2010	100	$7.00	$700
10/28/2010	4,350	$7.25	$32,538
11/9/2010	351	$7.22	$2,534
11/26/2010	250	$7.25	$1,813
12/17/2010	3,507	$7.50	$26,303
01/18/2011	5,190	$10.80	$56,052
01/18/2011	37,500	$11.25	$421,837
01/21/2011	7,310	$10.70	$78,217

(d)      Because he is the managing member and 99% owner of Stilwell Value LLC, which is the general partner of Stilwell Value Partners VI, Joseph Stilwell has the power to direct the affairs of Stilwell Value Partners VI, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners VI.  Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Value Partners VI with regard to those shares of Common Stock.

(B)   Stilwell Associates

(a)       Aggregate number of shares beneficially owned:  534,027
Percentage:  9.75%

CUSIP No. 028884104	SCHEDULE 13D	Page 18 of 23

(b)       1.  Sole power to vote or to direct vote:  0
2.  Shared power to vote or to direct vote:  534,027
3.  Sole power to dispose or to direct the disposition:  0
4.  Shared power to dispose or to direct disposition:  534,027

(c)       Stilwell Associates has not purchased or sold any shares of Common Stock since the filing of the Third Amendment.

(d)       Because he is the managing member and 99% owner of Stilwell Value LLC, which is the general partner of Stilwell Associates, Joseph Stilwell has the power to direct the affairs of Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of Stilwell Associates.  Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Associates with regard to those shares of Common Stock.

(C)   Stilwell Partners

(a)       Aggregate number of shares beneficially owned:  534,027
Percentage:  9.75%

(b)       1.  Sole power to vote or to direct vote:  0
2.  Shared power to vote or to direct vote:  534,027
3.  Sole power to dispose or to direct the disposition:  0
4.  Shared power to dispose or to direct disposition:  534,027

(c)       Stilwell Partners has purchased shares of Common Stock as follows:

Date	Number of Shares	Price Per Share	Total Purchase Price
01/18/2011	37,500	$11.25	$421,838
01/18/2011	5,190	$10.80	$56,052
01/21/2011	7,310	$10.70	$78,217

(d)       Because he is the general partner of Stilwell Partners, Joseph Stilwell has the power to direct the affairs of Stilwell Partners, including the voting and disposition of shares of Common Stock held in the name of Stilwell Partners.  Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Partners with regard to those shares of Common Stock.

(D)  Stilwell Offshore Ltd.

(a)       Aggregate number of shares beneficially owned:  0
Percentage:  0.0%

(b)       1.  Sole power to vote or to direct vote:  0
2.  Shared power to vote or to direct vote:  0
3.  Sole power to dispose or to direct the disposition:  0
4.  Shared power to dispose or to direct disposition:  0

CUSIP No. 028884104	SCHEDULE 13D	Page 19 of 23

(c)       Since the filing of the Third Amendment, Stilwell Offshore purchased shares of Common Stock in the open market as follows:

Date	Number of Shares	Price Per Share	Total Purchase Price
09/18/2010	2,000	$8.82	$17,640

Since the filing of the Third Amendment, Stilwell Offshore sold shares of Common Stock in the open market as follows:

Date	Number of Shares	Price Per Share	Total Sale Price
12/09/2010	14,000	$7.23	$101,219

(d)      Because he is a director of Stilwell Offshore and is the managing and sole member of Stilwell Management, which is the manager of Stilwell Offshore under a managing agreement, Joseph Stilwell has the power to direct the affairs of Stilwell Offshore, including the voting and disposition of shares of Common Stock held in the name of Stilwell Offshore.

(E)   Joseph Stilwell

(a)       Aggregate number of shares beneficially owned:  534,027
Percentage:  9.75%

(b)       1.  Sole power to vote or to direct vote:  0
2.  Shared power to vote or to direct vote:  534,027
3.  Sole power to dispose or to direct the disposition:  0
4.  Shared power to dispose or to direct disposition:  534,027

(c)       Joseph Stilwell has made no purchases of Common Stock.

(F)   Stilwell Value LLC

(a)       Aggregate number of shares beneficially owned:  534,027
Percentage:  9.75%

CUSIP No. 028884104	SCHEDULE 13D	Page 20 of 23

(b)       1.  Sole power to vote or to direct vote:  0
2.  Shared power to vote or to direct vote:  534,027
3.  Sole power to dispose or to direct the disposition:  0
4.  Shared power to dispose or to direct disposition:  534,027

(c)       Stilwell Value LLC has made no purchases of shares of Common Stock.

(d)       Because he is the managing member and 99% owner of Stilwell Value LLC, Joseph Stilwell has the power to direct the affairs of Stilwell Value LLC.  Stilwell Value LLC is the general partner of Stilwell Value Partners VI and Stilwell Associates.  Therefore, Stilwell Value LLC may be deemed to share with Joseph Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Value Partners VI and Stilwell Associates.

(G)   Stilwell Management LLC

(a)       Aggregate number of shares beneficially owned:  0
Percentage:  0.0%

(b)       1.  Sole power to vote or to direct vote:  0
2.  Shared power to vote or to direct vote:  0
3.  Sole power to dispose or to direct the disposition:  0
4.  Shared power to dispose or to direct disposition:  0

(c)       Stilwell Management has made no purchases of shares of Common Stock.

(d)       Because he is the managing and sole member of Stilwell Management, Joseph Stilwell has the power to direct the affairs of Stilwell Offshore.  Stilwell Management is the manager of Stilwell Offshore under a managing agreement.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Other than the Amended Joint Filing Agreement filed as Exhibit 3 to this Fourth Amendment, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits.  Stilwell Value LLC, in its capacity as general partner of Stilwell Value Partners VI and Stilwell Associates, and Joseph Stilwell, in his capacity as the general partner of Stilwell Partners and managing member and 99% owner of Stilwell Value LLC and Stilwell Management, are entitled to an allocation of a portion of profits.

See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

CUSIP No. 028884104	SCHEDULE 13D	Page 21 of 23

Item 7.  Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement, dated March 10, 2009, filed with Original Schedule 13D
2	Amended Joint Filing Agreement, dated April 7, 2009, filed with the First Amendment
3	Amended Joint Filing Agreement, dated January 24, 2011

CUSIP No. 028884104	SCHEDULE 13D	Page 22 of 23

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  January 24, 2011

STILWELL VALUE PARTNERS VI, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Joseph Stilwell
	By:	Joseph Stilwell
Managing Member

STILWELL ASSOCIATES, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Joseph Stilwell
	By:	Joseph Stilwell
Managing Member

STILWELL OFFSHORE LTD.

By:	STILWELL MANAGEMENT LLC
Manager

/s/ Joseph Stilwell
	By:	Joseph Stilwell
Managing Member

STILWELL PARTNERS, L.P.

/s/ Joseph Stilwell
By:	Joseph Stilwell
General Partner

STILWELL VALUE LLC

/s/ Joseph Stilwell
By:	Joseph Stilwell
Managing Member

STILWELL MANAGEMENT LLC

/s/ Joseph Stilwell
By:	Joseph Stilwell
Managing Member

JOSEPH STILWELL

/s/ Joseph Stilwell
Joseph Stilwell

CUSIP No. 028884104	SCHEDULE 13D	Page 23 of 23

EXHIBIT 3
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of the Issuer and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

Date:  January 24, 2011

STILWELL VALUE PARTNERS VI, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Joseph Stilwell
	By:	Joseph Stilwell
Managing Member

STILWELL ASSOCIATES, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Joseph Stilwell
	By:	Joseph Stilwell
Managing Member

STILWELL OFFSHORE LTD.

By:	STILWELL MANAGEMENT LLC
Manager

/s/ Joseph Stilwell
	By:	Joseph Stilwell
Managing Member

STILWELL PARTNERS, L.P.

/s/ Joseph Stilwell
By:	Joseph Stilwell
General Partner

STILWELL VALUE LLC

/s/ Joseph Stilwell
By:	Joseph Stilwell
Managing Member

STILWELL MANAGEMENT LLC

/s/ Joseph Stilwell
By:	Joseph Stilwell
Managing Member

JOSEPH STILWELL

/s/ Joseph Stilwell
Joseph Stilwell